

July 27, 2017

Elliot Maza
Interim Chief Executive Officer
Immune Pharmaceuticals Inc.
550 Sylvan Avenue
Englewood Cliffs, NJ 07632

> **Re: Immune Pharmaceuticals Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed July 18, 2017**
> **File No. 333-219094**

Dear Mr. Maza:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your revised fee table, and your statement that the registration fee is calculated in accordance with Rule 457(c) of the Securities Act. It appears from the last line in the table that you are registering the resale of warrants by one of the selling shareholders. Please revise the table to indicate whether you are also registering the resale of the common stock issuable upon the exercise of the warrants, and make corresponding clarifications to the selling shareholder table. For guidance, refer to CDI Securities Act Sections 103.04. Further, the prices stated in the fee table do not appear to be calculated based on the average of the high and low prices or the average of the bid and asked prices as of a date within 5 business days prior to the initial filing date of your registration

statement. Please demonstrate how you calculated your fee, and specify the date and prices used to determine the fee.

<u>Selling Stockholders, page 42</u>

2.   Please update your selling stockholder table to revise the "Number of Shares Offered" column so that it corresponds to the number of shares that are registered under this registration statement. Please also revise the "Number of Shares of Common Stock Beneficially Owned" column so that it reflects recent events. For example, based on the disclosure in the Form 8-K you filed on July 10, 2017, it appears that one of your selling stockholders, MEF I, LP, is also the holder of a senior secured convertible promissory note with a principal amount of $2,974,159.

        Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any questions.

                                                        Division of Corporation Finance
                                                        Office of Healthcare & Insurance

cc: Richard Friedman